UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2026

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Foresight Autonomous Holdings Ltd.’s (the “Registrant”) press release issued on November 2, 2026, titled “Foresight Reminds Shareholders of Upcoming TASE Delisting and Encourages Conversion of Ordinary Shares into Nasdaq-Traded ADSs; BNY to Waive Issuance Fees Through January 7, 2027.” A copy of the press release is furnished herewith as Exhibit 99.1.

The first and the third through eight paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-276709, 333-286221 and 333-292104) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653, 333-280778, 333-293074, and 333-298762), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on November 2, 2026, titled “Foresight Reminds Shareholders of Upcoming TASE Delisting and Encourages Conversion of Ordinary Shares into Nasdaq-Traded ADSs; BNY to Waive Issuance Fees Through January 7, 2027.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: November 2, 2026	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer